----------------------------
                                                                    OMB APPROVAL
                                                    ----------------------------
                                                    OMB Number 3235-0145
                                                    Expire August 31, 1999
                                                    Estimated average burden
                                                    hours per response.....14.90
                                                    ----------------------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8 )*


                           Merit Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   589889-10-4
                                   -----------
                                 (CUSIP Number)

                                December 31, 1998
              ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]        Rule 13d-1(b)
        [ ]        Rule 13d-1(c)
        [x]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 5 Pages

SEC 1745 (2-95)

CUSIP No. 589889-10-4
          -----------
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
         Fred P. Lampropoulos
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            ----
         (b)
            ----
--------------------------------------------------------------------------------

3.       SEC Use Only ----------------------------------------------------------

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization       United States
                                                    ----------------------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power        699,593
Shares Bene-                                          --------------------------
ficially
Owned by Each              6.       Shared Voting Power         None
Reporting                                              -------------------------
Person With:
                           7.       Sole Dispositive Power   699,593
                                                           ---------------------

                           8.       Shared Dispositive Power    None
                                                            --------------------
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person   699,593
                                                                     -----------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.      Percent of Class Represented by Amount in Row (9) 9.2 %
                                                           ---------------------
12.      Type of Reporting Person (See Instructions) IN
                                                    ----------------------------
                               Page 2 of 5 Pages
SEC 1745 (2-95)

CUSIP No.    589889-10-4


Item 1.

         (a) Name of Issuer: Merit Medical Systems, Inc. (the "Company")

         (b) Address of Issuer's Principal Executive Offices: 1600 West Merit Parkway, South Jordan, Utah 84095

Item 2.

         (a) Name  of  Person  Filing:  Fred  P.  Lampropoulos  (the  "Reporting
             Person")

         (b) Address of Principal Business Office, if none, Residence: 1600 West Merit Parkway, South Jordan, Utah 84095


         (c) Citizenship: United States

         (d) Title of Class of Securities: Common Stock, No Par Value (the "Common Stock")

         (e) CUSIP Number: 589889-10-4

Item 3.

             This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.  Ownership

         (a) Amount Beneficially Owned: As of December 31, 1998, the Reporting Person was the beneficial owner of 699,593 shares of the Common Stock, which included 12,309 shares owned by the Reporting Person pursuant to the Issuer's 401(k) Plan, based upon the most recent plan statement timely distributed, and 171,500 shares that the Reporting Person had the right to acquire pursuant to currently exercisable options.

         (b) Percent of Class: 9.2%

         (c) Number of shares as to which the Reporting Person has:

             (i)    sole power to vote or to direct the vote: 699,593

             (ii)   shared power to vote or to direct the vote: None

             (iii)  sole  power to  dispose  or to direct  the  disposition  of:
                    699,593

             (iv)   shared  power to dispose or to direct  the  disposition  of:
                    None

Item 5.  Ownership of Five Percent or Less of a Class

             This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

             Not applicable.

                               Page 3 of 5 Pages
SEC 1745 (2-95)

Item 8.  Identification and Classification of Members of the Group

             Not applicable.

Item 9.  Notice of Dissolution of Group

             Not applicable.

Item 10. Certification

             Not applicable.


                               Page 4 of 5 Pages

SEC 1745 (2-95)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       February 11, 1999
                                                       -------------------------
                                                       Date


                                                       /s/ FRED P. LAMPROPOULOS
                                                       -------------------------
                                                       Signature


                                                       Fred P. Lampropoulos
                                                       -------------------------
                                                       Name/Title


                               Page 5 of 5 Pages
SEC 1745 (2-95)